UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GOLD RESERVE INC.
(Name of Subject Company (Issuer))

GOLD RESERVE INC.
(Name of Filing Persons (Offeror))

5.50% Senior Subordinated Convertible Notes due 2022
(Title of Class of Securities)

38068N AB4
(CUSIP Number of Class of Securities)

Rockne J. Timm
Chief Executive Officer
Gold Reserve Inc.
926 West Sprague Ave., Suite 200
Spokane, Washington  99201
(509) 623-1500

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Albert G. McGrath, Jr.
Baker & McKenzie LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, TX  75201

Tel. (214) 978-3000
Fax. (214) 978-3099

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$102,347,000.00	$11,728.97

*      Calculated solely for purposes of determining the filing fee.  The repurchase price of the 5.50% Senior Subordinated Convertible Notes due 2022, is $1,000 per $1,000 principal amount outstanding.

**   The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 to the Schedule TO amends and supplements the Schedule TO originally filed by Gold Reserve Inc., a company incorporated under the laws of Yukon, Canada (“GR” or the “Company” or “We”) with the U.S. Securities and Exchange Commission (“SEC”) on May 17, 2012, relating to the Notice of Right of Repurchase given to each holder (“Holder”) of the Company’s 5.50% Senior Subordinated Convertible Notes due 2022 issued by the Company on May 18, 2007 (the “Notes”) and Amendment No. 1 filed by the Company with the SEC on June 1, 2012. This Amendment No. 2 is filed to withdraw the Alternative Election and Alternative Transaction (each as defined in Amendment No. 1) at this time. The Put Option (defined below) continues to be available upon the terms initially described in the Schedule TO filed on May 17, 2012. The Company intends to offer the Alternative Transaction as soon as reasonably practicable but no sooner than 10 business days after the expiration of the Put Option, subject to applicable legal requirements and compliance with the terms of the Indenture described below.

As required by the Indenture (the “Indenture”), dated May 18, 2007, by and among the Company and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee (“Trustee”) and the Co-Trustee named therein, the Tender Offer Statement on Schedule TO (“Schedule TO”) was filed by GR and relates to the right of each Holder, to sell (the “Put Option”), and the obligation of GR to purchase the Notes, upon the terms and subject to the conditions set forth in the Indenture, the Notes and the Company Repurchase Notice to Holders of its Notes, dated May 16, 2012 (the “Company Repurchase Notice”). The Company Repurchase Notice is amended pursuant to this Amendment No. 2 and will be referred to as the “Amended Notice”.

The Put Option will expire at 5:00 p.m., New York City time, on June 15, 2012.  This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The Company has agreed with Holders of approximately  87.8% of the outstanding Notes (the “Large Noteholders”) to the terms of a proposed restructuring (the “Proposed Restructuring”) of the Notes announced on May 17, 2012.  The Company and the Large Noteholders agreed that, among other things, the Holders of the remaining 12.2% of the Notes Holders (the “Other Holders”) would have the opportunity to participate in the Proposed Restructuring. However, the Company is filing this Amendment No. 2 to withdraw from the Other Noteholders the opportunity to participate in the Proposed Restructuring at this time.  The Company intends to offer to the Other Noteholders an opportunity to participate in the Proposed Restructuring as soon as reasonably practicable but no sooner than 10 business days after the expiration of the Put Option, subject to applicable legal requirements and compliance with the terms of the Indenture.

Following the expiration of the Put Option and any subsequent offer to the Other Noteholders of an opportunity to participate in the Alternative Transaction, the Company intends to redeem all Notes that have not been repurchased pursuant to the Put Option or restructured pursuant to the Proposed Restructuring as soon as reasonably practicable, subject to applicable legal requirements and compliance with the terms of Indenture.

All information in the Amended Notice, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference in this Amendment No. 2 in response to all items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided for herein. All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Amended Notice, as amended or supplemented.

Item 1.   Summary Term Sheet.

The information set forth under caption entitled “Summary” in the Amended Notice is incorporated herein by reference.

Item 2.   Subject Company Information.

(a)   The name of the issuer is Gold Reserve Inc., and the address of its principal executive office is 926 West Sprague Avenue, Suite 200, Spokane, Washington 99201, USA. The telephone number of its principal executive office is 509-623-1500.

(b)   The subject securities with respect to the Put Option are the Notes. The subject securities with respect to the Alternative Transaction are the Notes, the Modified Notes (described in the Amended Notice), the shares of the Company’s common stock (“Common Stock” or “Common Shares”) and contingent value rights (described in the Amended Notice). As of the date hereof, there are $102,347,000.00 aggregate principal amount of the Notes outstanding.  The Modified Notes, Common Shares and contingent value rights are not being offered pursuant to the Put Option.

(c)   The Notes are not listed on any national or regional securities exchange or quoted on any automated quotation system. Market quotations for the Notes are available.  To the Company’s knowledge, the Notes are traded infrequently in transactions arranged through brokers.  The Common Stock into which the Notes are convertible trades on the New York Stock Exchange Market under the symbol “GRZ”. The information set forth under “Market for the Notes and Common Stock” in the Amended Notice is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

(a)   The principal executive office of the filing person, Gold Reserve Inc., is located at 926 West Sprague Avenue, Suite 200, Spokane, Washington 99201, USA. The telephone number of its principal executive office is 509-623-1500.

The persons listed on Annex A are directors and executive officers of the Company. No single person or group of persons controls the Company

The business address of each director and executive officer of the Company listed above is: c/o Gold Reserve Inc., 926 West Sprague Avenue, Suite 200, Spokane, Washington 99201, USA, and such person’s telephone number c/o the Company is 509-623-1500.

Item 4.   Terms of the Transaction.

(a)   Material Terms

        (1)           Offer

        (i)-(ii)      The information set forth in the Amended Notice under the captions entitled “Summary”, “Information Concerning Gold Reserve” and “Information Concerning the Outstanding Notes” is incorporated herein by reference.

        (iii)          The information set forth in the Amended Notice under the captions entitled “Summary” and “Procedures to be Followed by Holders Electing to Surrender Notes for Repurchase Pursuant to Put Option” is incorporated herein by reference.

        (iv)          Not applicable.

        (v)           Not applicable.

        (vi)          The information set forth in the Amended Notice under the captions entitled “Summary” and “Procedures to be Followed by Holders Electing to Surrender Notes for Repurchase Pursuant to Put Option” is incorporated herein by reference.

        (vii)         The information set forth in the Amended Notice under the captions entitled “Summary” and “Procedures to be Followed by Holders Electing to Surrender Notes for Repurchase Pursuant to Put Option” is incorporated herein by reference.

        (viii)        The information set forth in the Amended Notice under the captions entitled “Summary” and “Procedures to be Followed by Holders Electing to Surrender Notes for Repurchase Pursuant to Put Option” is incorporated herein by reference.

        (ix)          Not applicable.

        (x)           The information set forth in the Amended Notice under the caption entitled “Information Concerning Gold Reserve” is incorporated herein by reference.

        (xi)          Not applicable.

        (xii)         The information set forth in the Amended Notice under the captions entitled “Certain Material U.S. Federal Income Tax Considerations” and “Certain Material Canadian Federal Income Tax Considerations” is incorporated herein by reference.

Instruction to Item 1004(a)

Not applicable..

        (i)-(vii)    Not applicable.

(b)   The information set forth in the Amended Notice under the caption entitled “Summary” is incorporated herein by reference.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

(a)-(e)  Agreements Involving the Company’s Securities.

2

        The Company has entered into the Restructuring Agreement and ancillary agreements, including waivers of change of control agreements with its directors and certain officers, as in connection with the Notes described under the caption entitled “Alternative Transaction.”

Item 6.   Purposes of the Transaction and Plans or Proposals.

(a)   The information set forth in the Amended Notice under the captions entitled “Summary” and “Alternative Transaction” is incorporated herein by reference.

(b)   The information set forth in the Amended Notice under the caption entitled “Use of Proceeds” is incorporated herein by reference.

(c)(9)              The information set forth in the Amended Notice under the captions entitled “Summary” and “Alternative Transaction” is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

(a)   The information set forth in the Amended Notice under the captions entitled “Summary”, “Information Concerning the Outstanding Notes” and “Alternative Transaction” is incorporated herein by reference.

(b)   The information set forth in the Amended Notice under the captions “Summary” and “Alternative Transaction” is incorporated herein by reference.

(d)   Not applicable.

Item 8.   Interest in Securities of the Subject Company.

(a)   The information set forth in the Amended Notice under the caption “Alternative Transaction” is incorporated herein by reference.

(b)   The information set forth in the Amended Notice under the caption “Purchase of Notes by GR” is incorporated herein by reference.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.

(a)   For information regarding the paying agent, see the information set forth in Amended Notice, which is incorporated herein by reference. No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Amended Notice, other than certain employees of the Company, none of whom will receive any special or additional compensation in connection with the Amended Notice beyond their normal compensation.

Item 10. Financial Statements.

(a)   The information set forth in the Amended Notice under the captions “Capitalization”, “Market Prices for the Notes and the Common Stock”,  “Ratios of Earnings” and “Financial Statements” are incorporated herein by reference. The information set forth under Item 8, Financial Statements and Supplementary Data, in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov and on SEDAR at www.sedar.com.

(b)   Not applicable.

Item 11. Additional Information.

(a)   Not applicable.

(b)   The information set forth in the Amended Notice and the accompanying Letter of Transmittal is incorporated herein by reference.

3

Item 12.  Exhibits.

Exhibit No.	Description

(a)(1)(A)	Amended Company Repurchase Notice to Holders of its 5.50% Senior Subordinated Convertible Notes due 2022, dated June 11, 2012*

(a)(1)(B)	Form of Repurchase Notice

(a)(1)(C)	Form of Notice of Withdrawal (Put Option)

(a)(1)(D)	Substitute Form W-9 (Put Option)

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (Put Option)*

(a)(5)(A)	Press Release issued by GR on May 17, 2012

(a)(5)(B)	Press Release issued by GR on June 1, 2012

(a)(6)(A)	Press Release issued by GR on June 11, 2012*

(b)	Not applicable

(d)(1)

Indenture, dated May 18, 2007, by and among GR, and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, incorporated by reference to Exhibit 7.1 to GR’s Registration Statement on Form F-10 (File 333-142944) filed with the U.S. SEC on May 14, 2007

(d)(2)

Agreement and Plan of Merger, dated as of October 5, 1998, by and among Gold Reserve Corporation (predecessor issuer), Gold Reserve Inc. (successor issuer) and GR–Merger Corp filed as Annex I to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(3)

Exchange Agreement by and among Gold Reserve Corporation, the Company, TranSecurities International, Inc. and Holders of Unit Shares, dated November 17, 1998 filed as Exhibit 4.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(4)

Restated Articles of Incorporation of the Company filed as Exhibit 3.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form  S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(5)

Bylaws of the Company filed as Exhibit 3.2 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(6)

Form of Certificate for the Company’s Class A common shares filed as Exhibit 4.4 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(7)

Form of Certificate for the Unit Share filed as Exhibit 4.5 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(8)

Shareholder Rights Plan Agreement, as amended, of the Company (including form of Rights Certificate) filed as Exhibit 99.1, Appendix C of the Company’s Form 6-K filed with the SEC on May 14, 2009 and incorporated by reference herein

(d)(9)

Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of Rockne J. Timm and A. Douglas Belanger filed as Exhibit (e)(1) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein

(d)(10)

Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of James P. Geyer, Robert A. McGuinness, Mary E. Smith, and David P. Onzay filed as Exhibit (e)(2) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein†

(d)(11)	Gold Reserve Inc. Equity Incentive Plan filed as Exhibit 3.2 to the Company’s Form 20-F (File No. 001-31819) filed with the SEC on April 3, 2006 and incorporated by reference herein†

(d)(12)

Gold Reserve Inc. Venezuelan Equity Incentive Plan filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-152883) filed with the SEC on April 3, 2006 and incorporated by reference herein†

(d)(13)	Gold Reserve KSOP filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 29, 2007 and incorporated by reference herein†

(d)(14)	Gold Reserve Inc. Director and Employee Retention Plan filed as Exhibit (e)(6) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein†

(d)(15)	Notice of Grant of Stock Options and Option Agreement filed as Exhibit 10.1 to the Company’s Form 10-Q (File No. 001-31819) filed with the SEC on August 12, 2011 and incorporated by reference herein†

(d)(16)	Subordinated Note Restructuring Agreement dated May 25, 2012 filed as Exhibit 99.1 Company’s Form 6-K (File No. 001-31819) filed with the SEC on May 30, 2012 and incorporated by reference herein

(g)	Not applicable

(h)	Not applicable

4

* Filed herewith

† Management contract or compensatory plan or arrangement

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

5

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLD RESERVE INC.

By:	/s/ Rockne J. Timm
Name: Rockne J. Timm
Title: Chief Executive Officer

Dated:  June 11, 2012

6

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Amended Company Repurchase Notice to Holders of its 5.50% Senior Subordinated Convertible Notes due 2022, dated June 11, 2012*

(a)(1)(B)	Form of Repurchase Notice

(a)(1)(C)	Form of Notice of Withdrawal (Put Option)

(a)(1)(D)	Substitute Form W-9 (Put Option)

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (Put Option)*

(a)(5)(A)	Press Release issued by GR on May 17, 2012

(a)(5)(B)	Press Release issued by GR on June 1, 2012

(a)(6)(A)	Press Release issued by GR on June 11, 2012*

(b)	Not applicable

(d)(1)

Indenture, dated May 18, 2007, by and among GR, and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, incorporated by reference to Exhibit 7.1 to GR’s Registration Statement on Form F-10 (File 333-142944) filed with the U.S. SEC on May 14, 2007

(d)(2)

Agreement and Plan of Merger, dated as of October 5, 1998, by and among Gold Reserve Corporation (predecessor issuer), Gold Reserve Inc. (successor issuer) and GR–Merger Corp filed as Annex I to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(3)

Exchange Agreement by and among Gold Reserve Corporation, the Company, TranSecurities International, Inc. and Holders of Unit Shares, dated November 17, 1998 filed as Exhibit 4.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(4)

Restated Articles of Incorporation of the Company filed as Exhibit 3.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form  S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(5)

Bylaws of the Company filed as Exhibit 3.2 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(6)

Form of Certificate for the Company’s Class A common shares filed as Exhibit 4.4 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(7)

Form of Certificate for the Unit Share filed as Exhibit 4.5 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(8)

Shareholder Rights Plan Agreement, as amended, of the Company (including form of Rights Certificate) filed as Exhibit 99.1, Appendix C of the Company’s Form 6-K filed with the SEC on May 14, 2009 and incorporated by reference herein

(d)(9)

Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of Rockne J. Timm and A. Douglas Belanger filed as Exhibit (e)(1) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein

(d)(10)

Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of James P. Geyer, Robert A. McGuinness, Mary E. Smith, and David P. Onzay filed as Exhibit (e)(2) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein†

(d)(11)	Gold Reserve Inc. Equity Incentive Plan filed as Exhibit 3.2 to the Company’s Form 20-F (File No. 001-31819) filed with the SEC on April 3, 2006 and incorporated by reference herein†

(d)(12)

Gold Reserve Inc. Venezuelan Equity Incentive Plan filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-152883) filed with the SEC on April 3, 2006 and incorporated by reference herein†

(d)(13)	Gold Reserve KSOP filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 29, 2007 and incorporated by reference herein†

(d)(14)	Gold Reserve Inc. Director and Employee Retention Plan filed as Exhibit (e)(6) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein†

(d)(15)	Notice of Grant of Stock Options and Option Agreement filed as Exhibit 10.1 to the Company’s Form 10-Q (File No. 001-31819) filed with the SEC on August 12, 2011 and incorporated by reference herein†

(d)(16)	Subordinated Note Restructuring Agreement dated May 25, 2012 filed as Exhibit 99.1 Company’s Form 6-K (File No. 001-31819) filed with the SEC on May 30, 2012 and incorporated by reference herein

(g)	Not applicable

(h)	Not applicable

7

* Filed herewith

† Management contract or compensatory plan or arrangement

8

Exhibit 99(a)(1)(A)

AMENDED

COMPANY REPURCHASE NOTICE

To the Holders of

GOLD RESERVE INC.

5.50% Senior Subordinated Convertible Notes

due June 15, 2022

CUSIP  38068N AB4

NOTICE WAS INITIALLY GIVEN on May 16, 2012 pursuant to the Section 14.01 of the Indenture, dated as of May 18, 2007 (the “Indenture”), by and between Gold Reserve Inc., as Issuer (“GR”), and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, organized and existing under the laws of the United States of America (the “Trustee” and “Paying Agent”), relating to the 5.50% Senior Subordinated Convertible Notes due 2022 of GR (the “Notes”), that at the option of each holder thereof (the “Holder”), each Note surrendered by the Holder in accordance with this Notice will be repurchased by GR for $1,000 per $1,000 principal amount of the Notes so surrendered, plus accrued and unpaid interest to, but excluding, the Repurchase Date (as defined below) (such price, the “Repurchase Price”), subject to the terms and conditions of the Indenture, the Notes, and this Amended Company Repurchase Notice (“Amended Notice”), including the accompanying Repurchase Notice (the “Put Option”).  The Repurchase Price will be payable through the facilities of The Depository Trust Company, New York, New York (“DTC”).

GR is offering a maximum cash amount of $25.2 million plus accrued and unpaid Interest to, but excluding, the Repurchase Date to the Holders because it anticipates that the maximum principal amount of Notes that will be repurchased pursuant to the Put Option will be $25.2 million.  As described below, GR has entered into an agreement (the “Restructuring Agreement”) with Holders of approximately 87.8% of the Notes (the “Large Noteholders”)  to restructure the Notes held by such Holders.  GR anticipates that the Large Noteholders will tender in the aggregate a maximum of $12.7 million pursuant to the Put Option.

Holders may surrender their Notes pursuant to the Put Option through 5:00 p.m., New York City time, on June 15, 2012, the date and time specified in the Indenture.  All capitalized terms used but not specifically defined herein have the meanings given to such terms in the Indenture.

To exercise your option to have GR repurchase the Notes pursuant to the Put Option and receive payment of the Repurchase Price in respect of such Notes, you must validly deliver the enclosed Repurchase Notice to the Paying Agent (and not have withdrawn such Repurchase Notice), no later than 5:00 p.m., New York City time, on Friday, June 15, 2012, (the “Repurchase Date”).

The Notes are currently eligible for conversion.  Prior to the maturity date and when the Notes are convertible, Holders may surrender Notes to The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein (the “Conversion Agent”) for shares of GR’s common stock at a rate of 132.626 shares per $1,000 face amount of the Notes (subject to adjustment in accordance with the terms of the Indenture).

Notes as to which a Repurchase Notice has been given by the Holder may be converted only if the election to repurchase has been withdrawn by the Holder in accordance with the terms of the Indenture; provided that the Notes are otherwise convertible in accordance with Section 16.01 of the Indenture.  The Holder shall have the right to withdraw any Notes surrendered with respect to the Put Option prior to 5:00 p.m., New York City time, on June 15, 2012.  The right of Holders to submit a Repurchase Notice in order to surrender the Notes in the Put Option expires at 5:00 p.m., New York City time, on June 15, 2012.  Holders must also surrender their Notes to the Paying Agent before receiving any Repurchase Price for any Note with respect to which a Repurchase Notice has been validly submitted and not withdrawn.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

The address for the Agent, Paying Agent and the Conversion Agent is as follows:

In Person or Overnight Mail	By Registered or Certified Mail:
The Bank of New York Mellon	The Bank of New York Mellon
101 Barclay Street, 7 East New York, N.Y. 10286 Attn: Reorg Department Tel: (212) 815-5920	101 Barclay Street 7 East New York, N.Y. 10286 Attn: Reorg Department Tel: (212) 815-5920

Additional copies of this Amended Repurchase Notice may be obtained from the Paying Agent at its address set forth above.

Dated: June 11, 2012	Gold Reserve Inc.

By The Bank of New York Mellon,
as Trustee

Withholding of 28% of gross redemption proceeds of any payment made within the United States may be required by the Economic Growth and Tax Relief Reconciliation Act of 2001 (the “Act”), unless the Paying Agent has the correct taxpayer identification number (social security or employer identification number) or exemption certificate of the payee.  Please furnish a properly completed Form W-9 or exemption certificate or equivalent when presenting your securities.

3.......... Procedures to be Followed by Holders Electing to Surrender Notes for Repurchase

No person has been authorized to give any information or to make any representations other than those contained in this Amended Notice and accompanying Repurchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized.  This Amended Notice and the accompanying Repurchase Notice do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful.  The delivery of this Amended Notice shall not under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information.  None of GR or its board of directors or employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Notes.  You should consult your own legal, financial and tax advisors and must make your own decision as to whether to surrender your Notes for repurchase and, if so, the amount of Notes to surrender.

Table of Contents

Page

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Put Option.  To understand the Put Option fully and for a more complete description of the terms of the Put Option, we urge you to read carefully the remainder of this Amended Company Repurchase Notice (“Amended Notice”) and the accompanying Repurchase Notice, as they may be amended, because those documents contain additional important information.  We have included page references to direct you to a more complete description of the topics in this summary.

•              Who is offering to repurchase my Notes pursuant to the Put Option?

Gold Reserve Inc., a company incorporated under the laws of Yukon, Canada (“GR” or the “Company”), is offering to repurchase your validly surrendered 5.50% Senior Subordinated Convertible Notes due 2022 (the “Notes”).  (Page 8)

•              What securities are you seeking to repurchase pursuant to the Put Option?

GR is offering to repurchase all of the Notes surrendered, at the option of the Holder thereof (the “Holder”).  Holders of approximately 87.8% of the outstanding Notes (the “Large Noteholders”) have agreed to exercise the Put Option for a maximum of $12.7 million in principal amount of their Notes for cash, with the balance of the Notes held by them being subject to the restructuring of Notes described herein (see “Alternative Transaction”). (Page 13) The Company intends to offer to Holders other than the Large Noteholders the Alternative Transaction as soon as reasonably practicable but no sooner than 10 business days after the expiration of the Put Option, subject to applicable legal requirements and compliance with the terms of the Indenture.

As of May 16, 2012, there was $102,347,000.00 aggregate principal amount of Notes outstanding.  The Notes were issued pursuant to an Indenture (the “Indenture”), dated May 18, 2007, by and between GR and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein.  The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, also acts as Paying Agent (“Paying Agent”).  (Page 8)

•              How much are you offering to pay to repurchase the Notes and what is the form of payment?

Pursuant to the Indenture, GR will pay, in cash, a repurchase price (the “Repurchase Price”) of $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the Repurchase Date, with respect to any and all Notes validly surrendered for repurchase and not withdrawn.  (Page 10) GR anticipates that the aggregate maximum Repurchase Price for all Notes that will be tendered for cash pursuant to the Put Option would be $25.2 million plus accrued and unpaid Interest to, but excluding, the Repurchase Date.  (Page 10)

•              How can I determine the market value of the Notes pursuant to the Put Option?

There is no established reporting system or market for trading in the Notes.  Market quotations for the Notes are available.  To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, GR’s operating results and the market for similar securities.  To the extent available, Holders are urged to obtain current market quotations for the Notes before making any decision with respect to the Put Option.  (Page 8)

•              Why are you making the offer to repurchase the Notes?

GR is required to make the offer pursuant to the terms of the Notes and the Indenture.  (Page 10)

•              What does the board of directors of GR think of the Put Option?

Although the board of directors of GR has approved the terms of the Put Option included in the Indenture, the board of directors of GR has not made any recommendation as to whether you should surrender your Notes for repurchase.  GR is required to make the offer pursuant to the terms of the Notes and the Indenture.  You must make your own decision whether to surrender your Notes for repurchase pursuant to the Put Option and, if so, the amount of Notes to surrender.

•              When does the Put Option expire?

The Put Option expires at 5:00 p.m., New York City time, on June 15, 2012.  (Page 12)

1

•              What are the conditions to the repurchase by GR of the Notes pursuant to the Put Option?

Provided that the repurchase by GR of the validly surrendered Notes is not unlawful, such repurchase will not be subject to any other conditions.  (Page 12)

•              How do I deliver a Repurchase Notice and surrender my Notes pursuant to the Put Option?

To surrender your Notes for repurchase pursuant to the Put Option, you must deliver the Repurchase Notice and related documents to the Paying Agent no later than 5:00 p.m., New York City time, on June 15, 2012, unless such time is extended.  HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

•      A Holder whose Notes are held in certificated form must properly complete and execute the Repurchase Notice, and deliver such notice to the Paying Agent, with any other required documents, no later than 5:00 p.m., New York City time, on June 15, 2012.  The Holder is required to deliver to the Paying Agent the certificate representing the Notes surrendered prior to receiving payment of the Repurchase Price. (Pages 12-13)

•      A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his, her or its Notes and instruct such nominee to surrender the Notes on the Holder’s behalf. (Pages 12-13)

•      A Holder electronically transmitting his, her or its acceptance through DTC’s Automatic Tenders over the Participant Terminal System (“PTS”) should do so no later than 5:00 p.m., New York City time, on June 15, 2012, subject to the terms and procedures of that system.  In surrendering through PTS, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the Paying Agent will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the Repurchase Notice.  (Pages 12-13)

•              If I surrender my Notes pursuant to the Put Option, when will I receive payment for my Notes?

GR will accept for payment all Notes subject to a validly delivered Repurchase Notice promptly upon expiration of the Put Option.  GR will promptly forward to the Paying Agent, before 10:00 a.m., New York City time, on June 15, 2012, the funds required to pay the Repurchase Price for the surrendered Notes, and the Paying Agent will distribute such funds to the Holders promptly following the later of the Repurchase Date and the time of delivery of the Note to the Paying Agent by the Holder thereof in the manner required by the Indenture.  The Paying Agent has advised the Company that distributions of the Repurchase Price will not commence until Monday, June 18, 2012.  (Page 13)

•              Until what time can I withdraw a previously delivered Repurchase Notice?

You can withdraw a previously delivered Repurchase Notice at any time until 5:00 p.m., New York City time, on June 15, 2012, unless such time is extended. (Page 13)

•              How do I withdraw a previously delivered Repurchase Notice?

To withdraw a previously delivered Repurchase Notice, you must deliver an executed written notice of withdrawal substantially in the form attached, or a facsimile of one, to the Paying Agent no later than 5:00 p.m., New York City time, on June 15, 2012.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.  (Page 13)

•              Do I need to do anything if I do not wish to surrender my Notes for repurchase pursuant to the Put Option?

No.  If you do not deliver a properly completed and duly executed Repurchase Notice before the expiration of the Put Option, GR will not repurchase your Notes and such Notes will remain outstanding, subject to their existing terms.  However, the Company intends to redeem outstanding Notes of Holders who do not put their Notes to the Company or participate in the prospective Alternative Transaction at such time as the offer relating to such transaction is made by the Company, subject to applicable legal requirements and compliance with the terms of the Indenture.

•              If I choose to surrender my Notes for repurchase, do I have to surrender all of my Notes?

No.  You may surrender all of your Notes, a portion of your Notes or none of your Notes for repurchase.  If you wish to surrender a portion of your Notes for repurchase, however, you must surrender your Notes in a principal amount of $1,000 or an integral multiple thereof.  (Page 11)

•              If I do not surrender my Notes for repurchase, will I continue to be able to exercise my conversion rights?

Yes.  If you do not surrender your Notes for repurchase, your conversion rights will not be affected.  You will continue to have the right to convert each $1,000 principal amount of a Note into 132.626 shares of Common Stock, subject to the terms, conditions and adjustments specified in the Indenture.  (Page 11)

•              If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Notes for repurchase in the Put Option?

The receipt of cash in exchange for Notes pursuant to the Put Option will be a taxable transaction for U.S. federal income tax purposes.  You should consult with your own tax advisor regarding the actual tax consequences to you.  (Pages 20-23)

•              Who is the Paying Agent?

The Bank of New York Mellon, the trustee for the Notes, is serving as Paying Agent in connection with the Put Option.  Its address and telephone number are set forth on the front cover page of this Amended Notice.

•              Who can I talk to if I have questions about the Put Option?

Questions and requests for assistance in connection with the surrender of the Notes for repurchase in this Put Option may be directed to Ms. Carolle Montreuil at The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, at (212) 815-5920.

•              Can I participate in the Alternative Transaction?

You may not participate in the Alternative Transaction at this time.  The Company intends to offer to Holders other than the Large Noteholders the Alternative Transaction as soon as reasonably practicable but no sooner than 10 business days after the expiration of the Put Option, subject to applicable legal requirements and compliance with the terms of the Indenture.

RISK FACTORS

Failure to prevail in the arbitration proceedings and obtain compensation from Venezuela for the Brisas Project and Choco 5 property could materially adversely affect the Company.

In October 2009 we filed a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes (“ICSID”), against the Bolivarian Republic of Venezuela (“Respondent”) seeking compensation for all of the loss and damage resulting from Venezuela’s wrongful conduct, including the expropriation of the Brisas Project. Our claim includes the full market value of the legal rights to develop the Brisas Project as of the date of the Tribunals decision, the value of the Choco 5 Property and interest on the claim calculated since the loss. Our claim as last updated in our July 2011 Reply totals approximately $2.1 billion which includes interest from April 14, 2008 (the date of the loss) to July 29, 2011 (the date of our last filing) of approximately $400 million. The cost of prosecuting our arbitration claim is substantial, and there is no assurance that we will be successful in establishing Venezuela’s liability or, if successful, will collect any award by the Tribunal for compensation from Venezuela.

The conversion, repurchase or restructure of our outstanding convertible notes could result in the issuance of a significant number of our common shares causing significant dilution to existing shareholders and, in certain circumstances, could result in a change of control.

In May 2007, we issued $103,500,000 aggregate principal amount of 5.50% convertible notes due on June 15, 2022.  On June 15, 2012, note holders have a one time option to require the Company to repurchase the notes at a price equal to 100% of the principal amount of the notes plus unpaid interest.  The Company has entered into the Restructuring Agreement to restructure its Notes as an alternative to satisfying our obligation to repurchase the outstanding notes, by delivering common shares which would require us to issue shares based on the Daily VWAP (as defined in Indenture) for ten days ending three days prior to the Repurchase Date, likely resulting in significant dilution to existing shareholders and a potential change of control of the Company which could result in the payment of severance compensation pursuant to change of control agreements with certain employees.

Our ability to obtain the resources required for continued servicing or restructuring of our notes or to meet other obligations as they come due depends on numerous factors, some of which are beyond our control.

Unless and until we successfully collect an arbitral award, if any, or acquire and/or develop other operating properties which provide positive cash flow, our ability to meet our obligations as they come due or redeem in whole or part or otherwise restructure the notes excluding the note holder’s option to require the Company to redeem the convertible notes on June 15, 2012, will be limited to our cash on hand and/or our ability to issue additional equity or debt securities in the future. Such transactions could potentially cause substantial dilution to the then existing shareholders and, in certain circumstances, could result in a change of control.

Failure to acquire or invest in another mining project could adversely affect future results including continued listing on the Amex or TSX Venture.

We are actively pursuing alternative mining prospects. However, the identification of a viable mining project takes time, and a substantial amount of management’s attention has been focused on the Brisas arbitration proceeding.  Even if a new mining project is identified, there is no guarantee that we could adequately finance or successfully construct and operate the project. In addition, the Company is subject to a Plan to regain compliance with the continued listing rules of the Amex and is required to maintain compliance with the TSX Venture listing rules. No assurances can be given that the Company will be able to achieve compliance with the Amex Company Guide within the required time frame and/or maintain continued compliance with the TSX Venture Company Manual and, as a result, could be subject to future delisting actions.

Industry competition for new properties could limit the Company’s ability to grow in the future

There is strong competition from other mining companies in connection with the acquisition of future properties considered to have commercial potential. Many of these companies have greater financial resources, operational experience and technical capabilities. As a result, we may be unable to acquire additional mining properties, thereby limiting future growth.

The outcome of the litigation regarding the enjoined hostile takeover bid may adversely affect our business.

In December 2008, the Company filed an action in the Ontario Superior Court of Justice against Rusoro and Rusoro’s financial advisor Endeavour Financial International Corporation (“Endeavour”) seeking an injunction restraining Rusoro and Endeavour from proceeding with an unsolicited offer by Rusoro to acquire all of the Company’s outstanding shares, significant monetary damages, and various other items. Endeavour was the Company’s financial advisor from 2004 until shortly after the commencement of Rusoro’s offer.  The Company was subsequently granted an interlocutory injunction restraining Rusoro and Endeavour from proceeding with any hostile bid until the conclusion and disposition at trial of our original legal action. A subsequent appeal by Rusoro was denied and thereafter Rusoro and Endeavour filed counterclaims against the Company for, among other things, damages of Cdn $102.5 million and $0.5 million, respectively. Our legal action is ongoing and there can be no assurances as to its ultimate outcome, whether Rusoro and or Endeavour will pursue any other legal course of action or, if successful, whether Rusoro will initiate another unsolicited offer for the Company.

Failure to retain and attract key personnel could adversely affect the Company.

We are dependent upon the abilities and continued participation of key personnel to manage the Brisas arbitration and identify, acquire and develop new opportunities. Substantially all key management personnel have been employed by the Company for over 15 years. The loss of key employees (in particular those long time key management personnel possessing important historical knowledge related to the Brisas Project which is relevant to our arbitration claims) or an inability to obtain personnel necessary to execute our plan to acquire and develop a new project could have a material adverse effect on our future operations.

Operating losses are expected to continue.

We have no commercial production at this time and, as a result, we have not recorded revenue or cash flows from mining operations and have experienced losses from operations for each of the last five years, a trend we expect to continue unless and until the investment dispute regarding Brisas is resolved favorably to the Company and/or we acquire or invest in an alternative project and achieve commercial production.

We may issue additional common shares, debt instruments convertible into common shares or other equity-based instruments to fund future operations.

We cannot predict the size of any such future issuances of securities, or the effect, if any, that future issuances and sales of our securities will have on the market price of our common shares or the fair market value of the notes. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, will result in dilution, possibly of a substantial nature, to present and prospective holders of shares and in certain circumstances could result in a Change of Control.

The price and liquidity of our common shares may be volatile.

The market price of our common shares may fluctuate based on a number of factors, some of which are beyond our control, including:

  the result of our arbitration and litigation proceedings;
  economic and political developments in Venezuela;
  our operating performance and financial condition;
  continued listing of our common shares on Canadian and US stock exchanges;
  the public’s reaction to announcements or filings by ourselves or other companies;
  the price of gold and copper and other metal prices, as well as metal production volatility;
  the arrival or departure of key personnel;
  acquisitions, strategic alliances or joint ventures involving us or other companies.

Risks inherent in the mining industry could adversely impact future operations.

Exploration for gold and other metals is speculative in nature, involves many risks and frequently is unsuccessful. As is customary in the industry, not all prospects will be positive or progress to later stages (e.g. the feasibility and permitting stages), therefore, management can give no assurances as to the future success of its efforts to acquire, explore, develop or operate another mining property. Exploration programs entail risks relating to location, metallurgical processes, governmental permits and regulatory approvals and the construction of mining and processing facilities. Development can take a number of years, requiring substantial expenditures and there is no assurance that we will have, or be able to raise, the required funds to engage in these activities or to meet our obligations with respect to the exploration properties in which we may acquire an interest. Any one or more of these factors or occurrence of other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies.

U.S. Internal Revenue Service designation as a “passive foreign investment company” may result in adverse U.S. tax consequences to U.S. Holders.

U.S. persons should be aware that we have determined that we were a "passive foreign investment company" (a "PFIC") under Section 1297(a) of the Internal Revenue Code of 1986, as amended, for the taxable year ended December 31, 2007, when we issued the Notes, we have continued to be a PFIC since that time, and we expect to be a PFIC for the taxable year ending December 31, 2012.  As a result, U.S. persons will generally be subject to various adverse U.S. federal income tax consequences in connection with the ownership of the Notes, Modified Notes, and Commons Shares as described in “Certain Material U.S. Federal Income Tax Considerations for U.S. Holders.”

It may be difficult to bring certain actions or enforce judgments against the Company and/or its directors and executive officers.

Investors in the U.S. or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Company, our directors or executive officers based on civil liability provisions of federal securities laws or other laws of the U.S. or any state thereof or the equivalent laws of other jurisdictions of residence. We are organized under the laws of Yukon, Canada. Some of our directors and officers, and some of the experts named from time to time in our filings, are residents of Canada or otherwise reside outside of the U.S. and all or a substantial portion of their and our assets, may be located outside of the U.S. As a result, it may be difficult for investors in the U.S. or outside of Canada to bring an action in the U.S. against directors, officers or experts who are not resident in the U.S. It may also be difficult for an investor to enforce a judgment obtained in a U.S. court or a court of another jurisdiction of residence predicated upon the civil liability provisions of Canadian security laws or U.S. federal securities laws or other laws of the U.S. or any state thereof against us or those persons.

IMPORTANT INFORMATION CONCERNING THE PUT OPTION AND ALTERNATIVE TRANSACTION

1.             Information Concerning Gold Reserve.  Gold Reserve Inc., a company incorporated under the laws of Yukon, Canada (“GR” or the “Company” or “We”), is offering to repurchase for cash its 5.50% Senior Subordinated Convertible Notes due 2022 (the “Notes”) as required by the Indenture (the “Indenture”), dated May 18, 2007, by and among the Company and Bank of New York Mellon, as Successor-in-Interest to the Bank of New York, as Trustee (“Trustee”) and the Co-Trustee named therein.

The Company is engaged in the business of acquiring, exploring and developing mining projects. The Company is an exploration stage company incorporated in 1998 under the laws of Yukon, Canada and is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. From 1992 to 2008 the Company focused substantially all of its management and financial resources on the development of the Brisas gold and copper project located in the Kilometer 88 mining district of the State of Bolivar in south-eastern Venezuela (the “Brisas Project” or “Brisas”). The Brisas Project was expropriated by the Venezuelan government in 2008.

As previously disclosed in its Annual Report on Form 10-K/A filed with the Commission, the Company determined as of June 30, 2011 (the last business day of its most recently completed second fiscal quarter), that less than 50 percent of its outstanding voting securities were directly or indirectly held of record by residents of the United States.  Because the share ownership percentage of United States residents of the Company is less than 50% and the Company is organized under the laws of Yukon, Canada, the Company is a “foreign private issuer” pursuant to Rule 3b-4 under the Securities Exchange Act of 1934, as amended  The Company previously reported as a foreign private issuer for many years prior to its annual report on Form 10-K for the fiscal year ended December 31, 2009, as during 2009 its shareholder composition changed such that more than 50 percent of its outstanding voting securities were directly or indirectly held of record by residents of the United States.   The Company has returned to foreign private issuer reporting for administrative ease and as a cost-savings measure.

The Company’s administrative office is located at 926 West Sprague Avenue, Suite 200, Spokane, WA  99201, U.S.A. and its telephone and fax numbers are 509.623.1500 and 509.623.1634, respectively.

1.1          Use of Proceeds.

We will not receive any cash proceeds in connection with the Put Option. We will pay all of the fees and expenses related to the Put Option that we incur. We will not pay any commissions or concessions of any broker dealer or any other costs or expenses you may incur in participating in the Put Option.  Any Notes that are properly tendered pursuant to the Put Option will be retired.

1.2          Ratios of Earnings.

The following table sets forth information regarding our ratio of earnings to fixed charges. For purposes of determining the below ratio, earnings consist of pre-tax income or loss from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from fixed charges. Fixed charges consist of interest expenses, amortization of debt issuance costs and accretion of debt discount.

	2011	2010	2009	2008	2007

Net loss before taxes and fixed charges	$ (16,902,140)	(14,995,253)	(12,940,063)	(18,960,233)	(11,952,920)
Fixed charges	(6,710,253)	(6,641,877)	(6,593,660)	(7,014,682)	(3,419,366)
Coverage deficit	(23,612,393)	(21,637,130)	(19,533,723)	(25,974,915)	(15,372,286)
Ratio of earnings to fixed charges	(2.52)	(2.26)	(1.96)	(2.70)	(3.50)

1.3          Market for the Notes and Common Stock.

There is no established reporting system or trading market for trading in the Notes.  However, quotations of prices for the Notes are available.  We will not receive any cash proceeds from the repurchase or any subsequent restructuring of our Notes. We will pay all of the fees and expenses related to the Right of Repurchase that we incur. We will not pay any commissions or concessions of any broker dealer or any other costs or expenses you may incur in participating in the Right of Repurchase. Any Notes that are properly tendered and accepted pursuant to the Put Option will be retired.  To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, GR’s operating results and the market for similar securities.  To the extent available, Holders are urged to obtain current market quotations for the Notes before making any decision with respect to the Put Option.  The Notes are held through the Depository Trust Company (“DTC”).  As of May 16, 2012, there was $102,347,000 aggregate principal amount of Notes outstanding, and DTC was and is the sole record Holder of the Notes.

The Common Stock into which the Notes are convertible is traded in Canada on the TSX Venture symbol “GRZ.V”. Prior to February 1, 2012, the shares of Common Stock were traded on the TSX. The shares are also traded in the United States on the NYSE MKT under the symbol “GRZ.” The Notes are not listed for trading on any exchange. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of the Common Stock as reported on the TSX Venture and NYSE MKT.

	TSX VENTURE/TSX		NYSE MKT
	Canadian dollars		U.S. dollars
2012	High	Low	High	Low
May (through May 15, 2012)	$4.55	$3.88	$4.53	$3.70
April	4.30	3.50	4.35	3.53
March	3.99	2.77	3.98	2.90
February	3.09	2.73	3.11	2.83
January	3.03	2.69	3.05	2.68

2011
Fourth Quarter	$3.10	$2.35	$3.05	$2.02
Third Quarter	3.10	2.03	3.14	2.10
Second Quarter	2.85	1.61	2.99	1.66
First Quarter	1.88	1.65	1.87	1.67

2010
Fourth Quarter	$1.84	$1.39	$1.84	$1.37
Third Quarter	1.32	0.82	1.28	0.80
Second Quarter	1.25	0.76	1.24	0.71
First Quarter	1.63	1.01	1.58	0.98

On May 15, 2012, the closing price for the Common Stock was Cdn $3.88 per share on the TSX Venture and U.S. $3.70 per share on the NYSE MKT. As of May 31, 2012, there were a total of 59,788,972 Class A common shares and 500,236 Class B common shares issued and outstanding. The number of holders of Class A and Class B common shares of record on May 15, 2012 was approximately 448. As of May 15, 2012, based on information received from our transfer agent and other service providers, we believe our common shares are owned beneficially by approximately 7,500 shareholders.

GR urges you to obtain current market information for the Notes, to the extent available, and the Common Stock before making any decision to surrender your Notes pursuant to the Put Option.

1.4          Capitalization.

The following table sets forth our cash and cash equivalents and our combined capitalization as of (i) March 31, 2012 on an actual basis and (ii) June 30, 2012 on an as-adjusted basis giving effect to (x) the Put Option, as if all outstanding Notes not held by the Large Noteholders were tendered and accepted pursuant to the Put Option (excluding any accrued interest and dividends) and (y) the Proposed Restructuring with the Large Noteholders.

The as-adjusted information assumes that the Put Option expires on June 15, 2012 and the Proposed Restructuring with the Large Noteholders is consummated on June 30, 2012.

			ACTUAL March 31, 2012	June 15th Put Option	Proposed Restructuring	AS ADJUSTED June 30, 2012
Cash and Cash equivalents			$ 53,760,689	$(25,158,600)	$(15,937,680)	$ 12,664,409
Borrowings
Short-term borrowings
Long-term borrowings, including $234,073 unamortized costs			--
Total borrowings			102,112,927	24,924,524	54,031,880	23,156,523
Equity:			102,347,000	24,924,524	54,031,880	23,156,523
Serial preferred stock, without par value
Authorized	Unlimited
Issued	None
Common shares and equity units			246,167,909	--	38,594,200	284,762,109
Class A common shares, without par value
	March 31, 2012	June 30, 2012
Authorized: Unlimited
Issued and outstanding:	59,751,472	71,102,707
Equity Units
Issued and outstanding	500,236	500,236
Contributed Surplus			5,171,603			5,171,603
Stock options			18,277,515			18,277,515
Accumulated deficit			(299,905,965)	(234,076)	(500,000)	(300,604,041)
Accumulated other comprehensive income			17,535	--	--	17,535

Total shareholders’ (deficit) equity			(30,271,403)	(234,076)	38,094,200	7,588,721

Total Capitalization			71,841,524	25,158,600	(15,937,680)	30,745,244

Total Shares Issued/OS	60,251,708	71,602,943
Change in Shares		11,351,235

1.5          Selected Unaudited Pro Forma Financial Information

The following selected unaudited pro forma balance sheet data as of December 31, 2011 and selected unaudited pro forma statement of operations data for the year ended December 31, 2011 have been prepared to give effect to the (i) Put Option, as if all outstanding Notes not held by the Large Noteholders were tendered and accepted pursuant to the Put Option (excluding any accrued interest and dividends) and (ii) the Proposed Restructuring with the Large Noteholders. The as-adjusted information assumes that that the Put Option expires on June 15, 2012 and further assumes the Proposed Restructuring with the Large Noteholders is consummated on June 30, 2012.

The following selected unaudited pro forma financial information is not necessarily indicative of the results that might have occurred had the Proposed Restructuring with the Large Noteholders were not consummated on June 30, 2012 and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in “Risk Factors.”

GOLD RESERVE INC.	As
PROFORMA Balance Sheet	Reported	June 15th		Proposed		As Adjusted
	March 2012	Put Option		Restructuring		June 30, 2012
ASSETS		(a)		(b)

Cash and cash equivalents	$ 53,760,689	$ (25,158,600)		$ (15,937,680)		$ 12,664,409
Other assets	2,740,959					2,740,959
Property, plant and equipment, net	19,121,242					19,121,242

Total assets	$ 75,622,890	$ (25,158,600)		$ (15,937,680)		$ 34,526,610

LIABILITIES & SHAREHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 3,781,366					3,781,366
Convertible notes	102,112,927	(24,924,524)		(54,031,880)		23,156,523

Common shares and equity units:	251,339,512			38,594,200		289,933,712
Stock options	18,277,515					18,277,515
Accumulated deficit	(299,888,430)	(234,076)	(1)	(500,000)	(2)	(300,622,506)

Total liabilities and shareholders' equity	$ 75,622,890	$ (25,158,600)		$ (15,937,680)		$ 34,526,610
	-	-		-		-
Shares Issued (No Par Value)
Serial Preferred, Authorized: Unlimited; Issued:	-	-		-		-
Class A Common- Authorized: Unlimited; Issued:	59,751,472			11,351,235		71,102,707
Class B Common- Authorized: 500,236; Issued:	500,236					500,236

GOLD RESERVE INC.	As
PROFORMA Statement of Operations	Reported	June 15th		Proposed		As Adjusted
	March 2012	Put Option		Restructuring		June 30, 2012

OTHER INCOME	$ 9,916	-		-		$ 9,916

EXPENSES
General and administrative	3,358,009			500,000	(2)	3,858,009
Arbitration	2,687,179					2,687,179
Interest	1,686,707	234,076	(1)			1,920,783

Net loss for the period	$ (7,721,979)	$ (234,076)		$ (500,000)		$ (8,456,055)

(a) giving effect to the Put Option, as if all outstanding Notes not held by the Large Noteholders were tendered and accepted pursuant to the Put Option (excluding any accrued interest)
(b) giving effect to the Proposed Restructuring including a minimum of $500,000 additional cash payment of a pro rata percentage
(based on the outstanding principal amount of the Notes held by such Holder) of a maximum of up to $1,000,000 depending upon the participation of the Holders in the Alternative Transaction
(1) Remaining unamortized issuance costs
(2) minimum of $500,000 additional cash payment depending upon the participation of the Holders in the Alternative Transaction

2.             Information Concerning the Outstanding Notes.  The Notes were issued under an Indenture, dated May 18, 2007 (the “Indenture”), by and among the Company and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, (the “Trustee”).  The Notes mature on June 15, 2022.

2.1          GR’s Obligation to Repurchase the Notes.  Pursuant to the terms of the Indenture and the Notes, unless earlier redeemed, GR is obligated to repurchase all Notes validly surrendered for repurchase and not withdrawn, at the Holder’s option on June 15, 2012 at a repurchase price of 100% of the principal amount of Notes, plus any accrued and unpaid interest to, but excluding, the Repurchase Date (as defined below). Holders of approximately 87.8% of the outstanding Notes (the “Large Noteholders”) have agreed to exercise the Put Option for $12.7 million in principal amount of their Notes for cash, with the balance of the Notes held by them being subject to the restructuring of Notes described herein (see “Alternative Transaction”), the terms of which the Company intends to make available  to holders other than the Large Noteholders (the “Other Holders”) as soon as reasonably practicable but no sooner than 10 business days after the expiration of the Put Option, subject to applicable legal requirements and compliance with the terms of the Indenture.

As of May 16, 2012, there was $102,347,000 aggregate principal amount of Notes outstanding. Accordingly, the aggregate maximum Repurchase Price for all Notes GR anticipates will be tendered pursuant to this Amended Notice would be $25.2 million plus accrued and unpaid Interest to, but excluding, the Repurchase Date.

This Put Option will expire at 5:00 p.m., New York City time, on Friday, June 15, 2012 (the “Repurchase Date”).  Provided that the repurchase by GR of validly surrendered Notes is not unlawful, such repurchase will not be subject to any other conditions and will be made promptly after expiration of the Put Option.  The payment by GR for validly tendered Notes is subject to the Payment Agent’s receipt of a validly and timely delivered Repurchase Notice and receipt of the certificate(s) representing the surrendered Notes.

2.2          Repurchase Price.  Pursuant to the terms of the Indenture and the Notes, the repurchase price to be paid by GR for the Notes (the “Repurchase Price”) that will be tendered pursuant to this Amended Notice promptly after the Repurchase Date is $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to but excluding the Repurchase Date.  The Repurchase Price will be paid in cash with respect to any and all Notes for which a valid Repurchase Notice has been delivered and not withdrawn and for which a certificate representing the surrendered Notes has been delivered.  If you are surrendering only a portion of your Notes for repurchase, such Notes will be accepted only in principal amounts at maturity equal to $1,000 or integral multiples thereof.

The Repurchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or Common Stock (as defined below).  Thus, the Repurchase Price may be significantly higher or lower than the current market price of the Notes.  Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and Common Stock (as defined below) before making a decision whether to surrender their Notes for repurchase.

None of GR or its board of directors or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering the Notes for repurchase pursuant to this Amended Notice.  Each Holder must make his, her or its own decision whether to surrender his, her or its Notes for repurchase and, if so, the principal amount of Notes to surrender based on such Holder’s assessment of current market value and other relevant factors.

2.3          Conversion Rights of the Notes.  The Notes are convertible into shares of GR’s Common Stock, no par value (the “Common Stock” or “Common Shares”), in accordance with and subject to the terms of the Indenture and the Notes.  Holders may convert their Notes into Common Stock of GR at any time prior to stated maturity.  The Notes are currently convertible into Common Stock.  The conversion rate of the Notes as of May 16, 2012 is 132.626 shares of Common Stock per $1,000 principal amount of the Notes, which is equivalent to a conversion price of $7.54 per share of Common Stock (subject to adjustment in accordance with the terms of the Indenture).  The Paying Agent is currently acting as Conversion Agent for the Notes.

Holders that do not surrender their Notes for repurchase pursuant to the Put Option will maintain the right to convert their Notes into Common Stock in accordance with and subject to the terms of the Indenture and the Notes.  Any Notes as to which a Repurchase Notice has been given may be converted in accordance with the terms of the Indenture only if the applicable Repurchase Notice has been validly withdrawn at or before 5:00 p.m., New York City time, on June 15, 2012, as described in Section 4 hereto.

2.4          Redemption.  The Notes are redeemable by the Company any time until June 15, 2012, in whole or in part, for cash at a price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest to, but excluding, the redemption date, if the closing sale price of the Common Shares on the NYSE MKT is equal to or greater than 150% of the applicable conversion price then in effect for at least 20 trading days in the period of 30 consecutive trading days ending on the trading day prior to the date of mailing of the notice of redemption. Beginning on June 16, 2012, the Company may, at its option, redeem all or part of the Notes for cash at a price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

2.5          Fundamental Change.  The Notes may be put to GR for cash at the option of the Holder if there is a Fundamental Change (as defined in the Indenture) at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, including additional interest, if any, up to but not including, the redemption date

2.6          Ranking.  The notes are unsecured obligations and rank (1) subordinate in right of payment to future unsubordinated indebtedness for the construction and development of Brisas, and effectively subordinate to the extent of the collateral securing such indebtedness, (2) subordinate to senior secured bank indebtedness in right of payment, and effectively subordinate to the extent of the collateral securing such indebtedness, (3) subordinate in right of payment to any guarantee of the indebtedness described in (1) or (2) by the Company or any of its subsidiaries for the period that the guarantee is in effect, (4) equal in right of payment to any of the Company’s other existing and future unsecured and unsubordinated indebtedness, and (5) senior in right of payment to all of the Company’s future subordinated debt.

3.             Procedures to be Followed by Holders Electing to Surrender Notes for Repurchase Pursuant to Put Option.  Holders will not be entitled to receive the Repurchase Price for their Notes unless they validly deliver and do not withdraw a Repurchase Notice at or before 5:00 p.m., New York City time, on June 15, 2012 and surrender their Notes for cancellation.  Only registered Holders are authorized to deliver a Repurchase Notice to surrender their Notes for repurchase.  Holders may surrender some or all of their Notes; however, if you are surrendering only a portion of your Notes, such Notes must be in $1,000 principal amount or an integral multiple thereof.

A Holder who is a DTC participant may elect to surrender to GR his, her or its beneficial interest in the Notes by electronically transmitting his, her or its acceptance through DTC’s PTS no later than 5:00 p.m., New York City time, on June 15, 2012, subject to the terms and procedures of that system.  In surrendering through PTS, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the Paying Agent will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the Repurchase Notice.

If Holders do not validly deliver and not withdraw a Repurchase Notice at or before 5:00 p.m., New York City time, on June 15, 2012, their Notes will remain outstanding, subject to the existing terms of the Notes.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

3.1          Method of Delivery.  The method of delivery of the Notes, the related Repurchase Notice and all other required documents, including delivery through DTC and acceptance through DTC’s PTS, is at the election and risk of the person surrendering such Notes and delivering such Repurchase Notice and delivery will be deemed made only when actually received by the Paying Agent.  The date of any postmark or other indication of when a Note or the Repurchase Notice was sent will not be taken into account in determining whether such materials were timely received.  If such delivery is by mail, it is suggested that Holders use properly insured, registered mail with return receipt requested, and that Holders mail the required documents sufficiently in advance of the Repurchase Date to permit delivery to the Paying Agent no later than 5:00 p.m., New York City time, on June 15, 2012.

3.2          Repurchase Notice.  Pursuant to the Indenture, the Repurchase Notice must contain:

•              the certificate number of the Notes being delivered for repurchase;

•              the portion of the principal amount of the Notes which will be delivered to be repurchased, which portion must be in principal amounts of $1,000 at maturity or an integral multiple thereof; and

•              a statement that such Notes shall be purchased as of the Repurchase Date pursuant to the terms and conditions specified in the Indenture and the Notes.

3.3          Delivery of Notes.

Notes in Certificated Form.  To receive the Repurchase Price, a Repurchase Notice must be validly delivered to the Paying Agent and not withdrawn at or before 5:00 p.m. New York City time on June 15, 2012 and the Notes must be surrendered for repurchase on, before or after the Repurchase Date.  The delivery of the Note is a condition to receipt by the Holder of the Repurchase Price for that Note.

Notes Held Through a Custodian.  A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his, her or its Notes and instruct such nominee to surrender the Notes for repurchase on the Holder’s behalf.

Notes in Global Form.  A Holder who is a DTC participant may elect to surrender to GR his, her or its beneficial interest in the Notes by:

•              electronically transmitting his, her or its acceptance through DTC’s PTS no later than 5:00 p.m., New York City time, on June 15, 2012, subject to the terms and procedures of that system.  In surrendering through PTS, the electronic instructions sent to DTC by the Holder and transmitted by DTC to the Paying Agent will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and an agreement to be bound by the Repurchase Notice; and

•              delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his, her or its beneficial interest in the Notes.  Delivery of the beneficial interest in the Note is a condition to receipt by the Holder of the Repurchase Price for that Note.

The Notes and the Repurchase Notice must be delivered to the Paying Agent in the manner set forth herein to collect payment.  Delivery of documents to DTC or GR does not constitute delivery to the Paying Agent.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

4.             Right of Withdrawal of Surrender for Purchase.  Repurchase Notices may be withdrawn at any time at or before 5:00 p.m., New York City time, on June 15, 2012, unless such date is extended.  In order to withdraw a Repurchase Notice, Holders must deliver to the Paying Agent written notice, substantially in the form enclosed herewith, containing:

•              the principal amount of the Note in respect to which such notice of withdrawal is being submitted;

•              the certificate number(s) (if such Note is held in other than Global Form) in respect of which such notice of withdrawal is being submitted, or the appropriate depositary information of the Note in respect of which such notice of withdrawal is being submitted is represented by a global note; and

•              the principal amount, if any, of such Notes which remain subject to the original Repurchase Notice and which have been or will be delivered to the Paying Agent for repurchase by GR.

The signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Rule 17Ad-15 of the Notes Exchange Act of 1934, as amended (the “Exchange Act”)) unless such Notes have been surrendered for repurchase for the account of an Eligible Institution.  Notes subject to any properly withdrawn Repurchase Notice will be deemed not validly surrendered for purposes of the Put Option.  Notes withdrawn from the Put Option may be re-surrendered by following the Repurchase Notice procedures described in Section 3 above.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL WITHDRAWAL NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.

5.             Payment for Notes Surrendered for Repurchase.  The Repurchase Price for any Notes with respect to which a valid Repurchase Notice has been delivered and not withdrawn shall be paid to the Holder promptly following the later of the Repurchase Date and the time of delivery of such Notes by the Holder thereof in the manner required by the Indenture.  Each Holder of a beneficial interest in the Notes that has properly delivered a Repurchase Notice with respect to such beneficial interest through DTC and not validly withdrawn such delivery at or before 5:00 p.m., New York City time, on June 15, 2012, will receive the Repurchase Price promptly following the later of the Repurchase Date and the time of delivery of such Notes by the Holder thereof to the Paying Agent in the manner required by the Indenture.  The Paying Agent has advised the Company that distributions of the Repurchase Price will not commence until Monday, June 18, 2012.

The total amount of funds required by GR to repurchase all of the Notes that GR anticipates will be tendered pursuant to the Amended Notice is $25.2 million assuming (i) all of the Notes are validly surrendered for repurchase and accepted for payment, (ii) the Large Noteholders surrender a maximum of $12.7 million in principal amount of their Notes for cash pursuant to the agreement among the Large Noteholders and GR and (iii) the Holders of the remaining $12.5 million in principal amount of the outstanding Notes surrender all of their Notes for repurchase. Tendered Notes will be repurchased with cash on hand.

6.             Notes Acquired.  Any Notes repurchased by GR pursuant to the Put Option will be delivered to and cancelled by the Trustee, pursuant to the terms of the Indenture.

7.             Alternative Transaction.

As announced on May 17, 2012, the Company has agreed with holders identified below (the “Large Noteholders”) of approximately 87.8% of the Company’s outstanding 5.50% senior subordinated convertible notes (“Notes”) to refinance the Notes. A Restructuring Agreement among the Company and the Large Noteholders was subsequently finalized on May 25, 2012 on the same economic terms as described in, and pursuant to, the previously announced agreement. The Notes were issued pursuant to an Indenture (the “Indenture”), dated May 18, 2007, by and between the Company and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein. As of May 25, 2012, there was $102,347,000.00 aggregate principal amount of Notes outstanding.

The Notes will be restructured in one of two ways (collectively, the “Alternative Transaction”):  (1) if the Company’s shareholders approve the proposed restructuring, as recommended by the Board and management, then the Notes will be restructured as provided below under “Proposed Restructuring”; and (2) if the Company’s shareholders do not approve the Proposed Restructuring, the Notes will be restructured as provided below under “Replacement Restructuring.”  The Proposed Restructuring is subject to shareholder approval and subject to such consents as may be required under the Indenture and, if approved, will allow the Company to redeem and restructure its Notes with a combination of cash, common shares, new terms for the remaining balance of the Notes and a contingent value right, each as further described below.

In fulfillment of its obligations under the Indenture, the Company announced on May 17, 2012 that it would repurchase all Notes validly surrendered for repurchase and not withdrawn at a repurchase price of 100% of the principal amount of Notes, plus any accrued and unpaid interest to, pursuant to a Right of Repurchase provided in the Indenture. The Large Noteholders agreed pursuant to the Restructuring Agreement to surrender a specified percentage of their Notes as follows:

  Steelhead Navigator Master, L.P. will put 5% of its Notes to the Company for cash pursuant to the Put Option under the terms of the Indenture. The remaining 95% of its Notes (in the approximate amount of $54.123 million) will be restructured as set forth below.

  Funds managed by Greywolf Capital Management LP will put 50% of its Notes to the Company for cash pursuant to the Put Option under the terms of the Indenture. The remaining 50% of its Notes (in the approximate amount of $9.836 million) will be restructured as set forth below.

  All Notes owned by funds managed by West Face Capital Inc. (in the approximate amount of $13.229 million) will be restructured as set forth below.

Proposed Restructuring

Under the terms of the Proposed Restructuring, the Notes of the Large Noteholders that are not put to the Company for cash will be modified upon the following terms for each $1,000 in principal amount, plus any accrued and unpaid interest on the Notes through the date on which the Proposed Restructuring is consummated (the “Closing Date”).

  $700 principal amount of Notes that are not put to the Company shall be exchanged for (i) USD $200.00 in cash, (ii) 147.06 Common Shares, and (iii) a pro rata portion of the aggregate 5% Contingent Value Right payable in respect of all Subject Notes; and

  $300 principal of Notes that are not put to the Company shall remain outstanding and represent the same continuing indebtedness, subject to the amended terms set forth in a Supplemental Indenture (or other Amended Note Documentation, as defined in the Restructuring Agreement) as follows (such Notes, as modified, referred to in this Amended Notice as “Modified Notes”):

    the maturity date will be June 29, 2014;

    the Conversion Rate will be increased from 132.6260 shares of Common Stock per $1,000 in principal amount of Modified Notes (equivalent to a Conversion Price of $7.54) to 250 shares of Common Stock per $1,000 in principal amount of Modified Notes (equivalent to a Conversion Price of $4.00);

    the Holder may convert its Modified Notes to shares of Common Stock at the Conversion Price at any time after the Closing Date upon 3 days prior written notice to the Company;

    the Company shall have a mandatory obligation to redeem the Modified Notes then outstanding, in whole or in part, for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon (i) the Company’s receipt of payment of a settlement or award with respect to its pending arbitration proceedings related to Venezuela’s expropriation of the Brisas Project  (any such settlement or award, the “Arbitration Award”) or (ii) the Company’s receipt of proceeds from sale or other disposition of its mining data (the “Mining Data Sale”), in each case with 20 days’ notice to the Large Noteholders; provided, however, that the Company’s redemption obligations in (i) and (ii) shall be limited to the amount of the proceeds received by the Company (provided, further, that any subsequent receipt of additional proceeds shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full);

    the Company may redeem the Modified Notes, in whole or in part upon 20 days’ notice to the Large Noteholders, for shares of Common Stock at the conversion price plus cash for any accrued and unpaid interest if the closing sale price of its common shares is equal to or greater than 200% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days (and, for the avoidance of doubt with respect to the Modified Notes, this provision shall override the provision in the Indenture that permits the Company to redeem the Notes at any time after June 16, 2012); and

    unless previously converted by the Large Holder, or redeemed by the Company, the Company may satisfy the Notes, at maturity, by payment of cash in an amount equal to the principal plus accrued and unpaid interest thereon.

Each Large Noteholder will be entitled to a contingent value right (“CVR” or “Contingent Value Right”) that will entitle the Large Noteholders to receive, net of certain deductions, a pro rata portion of and aggregate amount of 5% of the proceeds actually received by the Company with respect to (i) the Arbitration Award and (ii) the Mining Data Sale, net of certain deductions.  The Large Noteholders will be eligible to participate pro rata in the CVR. The proceeds received by the Company in which the Large Noteholders will participate through the CVR may be cash, commodities, bonds, shares or any other consideration received by the Company as a result of the Arbitration Award or the Mining Data Sale.  If such proceeds are other than cash, the Large Noteholders shall receive their pro rata share of 5% of such non-cash proceeds, net of any required deductions (e.g., for taxes) based upon the fair market value of such non-cash proceeds.  For purposes of the foregoing, (i) each Holder’s pro rata share of the CVR shall be based on the amount of such Holder’s Notes that are amended and (ii) deductions include taxes payable by the Company, professional fees and expenses not to exceed $10 million, accrued and unpaid operating expenses not to exceed $1 million, the principal amount of Modified Notes and accrued and unpaid interest (assuming the Company is not in payment default and is in compliance with its Indenture) and, solely with respect to an Enterprise Sale (described below) change in control payments not to exceed an aggregate of $20 million.

The CVR will be increased proportionately for any Other Holders that elect to participate in the Alternative Transaction and the CVR amounts will be shared pro rata with holders of the Notes who participate in the Proposed Restructuring based on the principal amount of Notes delivered to the Company by all participating holders of Notes. If all Other Noteholders elect the Alternative Transaction, if and when available, the aggregate percentage of the Contingent Value Right issued would increase and represent an aggregate of 5.81% of the net proceeds.

There can be no assurances that the Company will be receive an Arbitration Award or receive any proceeds with respect to an Arbitration Award, if one is made.  See “Risk Factors.”  Further, the Company anticipates that the Mining Data would have no value other than to an owner or operator of the Brisas property.

Solely for illustrative purposes, the following chart shows the possible calculations of the proceeds payable with respect to the CVRs if and when an Arbitration Award is made and the Company receives cash proceeds with respect to such award. The information is not indicative of the results and is not intended to be a projection of future results. Future results may vary significantly because of various factors, including those discussed in “Risk Factors.”

	100% of Claim	50% of Claim	25% of Claim

Assumed Award	$ 2,100,000,000	$ 1,050,000,000	$ 525,000,000
Taxes	(630,000,000)	(315,000,000)	(157,500,000)
Fees	(10,000,000)	(10,000,000)	(10,000,000)
Modified Notes	(23,156,520)	(23,156,520)	(23,156,520)
Accounts Payable	(1,000,000)	(1,000,000)	(1,000,000)
Net Proceeds	$ 1,435,843,480	$ 700,843,480	$ 333,343,480
5%	$ 71,792,174	$ 35,042,174	$ 16,667,174

The obligations under the CVR may be accelerated upon the occurrence of an Enterprise Sale, which includes any (i) merger, plan of arrangement or other business combination transaction involving the Company or any of its subsidiaries, (ii) a sale, pledge (with certain limited exceptions), transfer or other disposition of  85% or more of the Company’s then outstanding shares or (iii) sale, pledge, transfer or other disposition, directly or indirectly, of all or substantially all of the assets of the Company.

In addition, each Holder that participates in the Proposed Restructuring will be entitled to an additional cash payment of a  pro rata percentage (based on the outstanding principal amount of the Notes held by such Holder) of a maximum of up to $1,000,000 depending upon the participation of the Holders in the Alternate Transaction.  The additional cash payment is in addition to the $200 payable for each $700 in principal amount of the Notes.

The cash, Common Shares, Modified Notes and Contingent Value Rights to be delivered by the Company if the Proposed Restructuring is approved by the Shareholders is collectively referred to as the “Offer Consideration.”  For the reasons stated above, the value of the CVR cannot be estimated.  Assuming the CVRs have no value, and that the Common Shares are valued at $3.32 per share, the closing price on June 8, 2012, the Company estimates the Offer Consideration component of Common Shares equals $688 per $700 principal amount of the Note.  There can be no assurance that such value will be realized by any Holder.

Replacement Restructuring

If the shareholders do not approve the Proposed Restructuring, and the transactions contemplated thereby, the following changes will be made with respect to the Notes or the Notes will be exchanged for new notes which have terms substantially similar to the Notes, with the changes listed below (collectively referred to as “Replacement Restructuring”).  For the avoidance of doubt, all Other Holders that elect to participate in the Alternative Transaction when the opportunity is made available will receive the same treatment automatically.

  the Repurchase Date (as defined in the Indenture) will be deferred for 90 days (to Friday, September 14, 2012);

  the price of the Common Stock to be used  in calculating the number of Common Shares to be delivered upon exercise of the Repurchase Put Right (as defined in the Indenture) will have a floor price of $3.61 and a ceiling price of $4.00;

  the Conversion Rate will be increased from 132.6260 shares of Common Stock per $1,000 principal amount of Notes (equivalent to a Conversion Price of $7.54) to 250 shares of Common Stock per $1,000 principal amount of Notes (equivalent to a conversion price of $4.00 per share);

  subject to the mandatory redemption obligation specified immediately below, the Company will not exercise its redemption rights before September 14, 2014;

  the Company shall redeem the Notes then outstanding, in whole or in part (on a pro-rata basis), for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon (i) the Company’s receipt of payment of the Arbitration Award or (ii) the Company’s receipt of proceeds from the Mining Data Sale, in each case with 20 days’ notice to the Large Noteholders; provided, however, that the Company’s redemption obligations in (i) and (ii) shall be limited to the amount of the proceeds received by the Company (provided, further, that any subsequent receipt of additional proceeds shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full); and

  the Company will provide a first priority blanket lien on all of the Company’s mining data to secure the Company’s obligations under the Notes and the Company shall deliver such instruments and agreements on the date of close as the Large Noteholders may reasonably require to memorialize and perfect the first-priority security interest in all of the Company’s mining data.

If shareholder approval is obtained on or prior to June 27, 2012, then, subject to the satisfaction or waiver of the other conditions set forth in the Restructuring Agreement, the Company anticipates closing the Proposed Restructuring with the Large Noteholders on June 29, 2012.  If shareholder approval is not obtained by June 27, 2012, then, subject to certain exceptions, the Replacement Restructuring shall be consummated on June 29, 2012.  If shareholder approval is obtained after the June 27, 2012, but prior to July 31, 2012, then, the closing of the Proposed Restructuring with the Large Noteholders shall occur on the earlier of (i) two Business Days following the date of such shareholder approval or (ii) July 31, 2012. The failure of the Company to hold the meeting at which it seeks shareholder approval on or prior to June 27, 2012 shall be a breach of the Restructuring Agreement and the Company shall pay to each Large Noteholder such Holder’s pro rata portion of $125,000, multiplied by  the number of Business Days from the fifth Business Day following June 27, 2012 through the date on which the meeting is held at which Shareholder approval is sought.

If a meeting of shareholders has been held at which approval of the Proposed Restructuring has been sought as provided herein but such meeting has not been held on or prior to June 27, 2012, and shareholder approval is not obtained at such meeting, then, the Company shall close on the Replacement Restructuring with the Large Noteholders on the earlier of (x) two Business Days following the date of such meeting or (y) July 31, 2012. The failure of the Company to hold the meeting at which it seeks shareholder approval on or prior to June 27, 2012 shall be a breach of the Restructuring Agreement and the Company shall pay to each Large Noteholder such Holder’s pro rata portion of  $125,000, multiplied by  the number of Business Days from the fifth Business Day following June 27, 2012 through the date on which the meeting is held at which shareholder approval is sought.

If the Replacement Restructuring closing has not occurred by August 15, 2012, for any reason, each Large Noteholder (and each Other Holder, as applicable) may elect to have the Company redeem any or all of the Notes held by it on such date in accordance with the terms of the Indenture by providing written notice of such election within 30 days of August 15, 2012.

The failure of the Company to obtain shareholder approval of the Proposed Restructuring, as set forth in the Restructuring Agreement, and the transactions contemplated thereby, would have adverse consequences to the Company, including the following:

  The Large Noteholders will retain the right to put their Notes to the Company, which has the option to pay for the Notes with its Common Shares;

  Shareholders would be subject to dilution because the Company would not satisfy 20% of the Large Holder’s Notes for cash; and

  The limited waivers executed by the Company’s executive management and directors would not apply, thereby resulting in substantial change in control payments.

The foregoing summary is qualified in its entirety by the Subordinated Note Restructuring Agreement, a copy of which is attached as Exhibit 99.1  to the Company’s Report on Form 6-K filed with the SEC on May 30, 2012.

Support of Proposed Restructuring; Waiver of Certain Change of Control Rights in Connection with Proposed Restructuring

Members of management and the directors have agreed to support the transactions contemplated by the Restructuring Agreement and have agreed to limited waivers of their rights under their respective change in control agreements with respect to the Proposed Restructuring. In consideration for such waivers, the Company has agreed to pay an aggregate amount of $337,850 to those directors and employees who agree to execute limited waivers. Each individual salaried employee will be paid an amount of cash equal to 25% of his or her annual salary, Mr. Coleman will be paid $25,000, Mr. Geyer will be paid $20,000; however, Messrs. Potvin, McChesney and Mikkelsen agreed to forgo an immediate cash payment by accepting a participation of up to 2% of the pool established pursuant to the 2012 Bonus Pool Plan.

Comparison of Rights Among the Common Stock, the Notes and the Modified Notes

The following briefly summarizes the material differences between the rights of holders of the Notes, the rights of holders of the Modified Notes that we anticipate issuing in connection with the Proposed Restructuring and the rights of holders of our Common Stock. The discussion below is a summary and is qualified in its entirety by reference to our Articles of Incorporation, the Indenture relating to the Notes, the Supplemental Indenture relating to the Modified Notes, our Bylaws and applicable laws of Yukon, Canada. We urge you to read these documents for a more complete understanding of the differences between the Notes, the Modified Notes and the Common Stock.  The Modified Notes and the Common Stock are not being offered as part of the Put Option.

Governing Documents

Notes: Holders of the Notes have the rights set forth in the Indenture.

Modified Notes: Holders of the Modified Notes have the rights set forth in the Supplemental Indenture.

Common Stock: Holders of our Common Stock have the rights set forth in our Articles of Incorporation, the bylaws and the laws of Yukon, Canada.

Dividends, Distributions and Interest Payments

Notes: Interest accrues at 5.50% per year on the principal amount and is payable semi-annually in arrears on June 15 and December 15 of each year.

Modified Notes: Interest will accrue at 5.50% per year on the principal amount and will be payable semi-annually in arrears on June 15 and December 15 of each year.

Common Stock: Shareholders are entitled to dividends if, as and when declared by our board of directors. We have not declared cash or share dividends since 1984 and have no present plans to pay any cash or share dividends. We may declare cash or share dividends in the future only if our earnings and capital are sufficient to justify the payment of such dividends.

Ranking

Notes: The Notes are unsecured obligations and rank (1) subordinate in right of payment to future unsubordinated indebtedness, and are effectively subordinate to the extent of the collateral securing such indebtedness, (2) subordinate to senior secured bank indebtedness in right of payment, and are effectively subordinate to the extent of the collateral securing such indebtedness, (3) subordinate in right of payment to any guarantee of the indebtedness described in (1) or (2) by us or any of our subsidiaries for the period that the guarantee is in effect, (4) equal in right of payment to any of our other existing and future unsecured and unsubordinated indebtedness, and (5) senior in right of payment to all of our future subordinated debt. However, the Notes are effectively subordinated to all future secured debt to the extent of the security on such other indebtedness and to all existing and future obligations of our subsidiaries.

Modified Notes: The Modified Notes will be unsecured obligations and rank (1) subordinate in right of payment to future unsubordinated indebtedness, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (2) subordinate to senior secured bank indebtedness in right of payment, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (3) subordinate in right of payment to any guarantee of the indebtedness described in (1) or (2) by us or any of our subsidiaries for the period that the guarantee is in effect, (4) equal in right of payment to any of our other existing and future unsecured and unsubordinated indebtedness, and (5) senior in right of payment to all of our future subordinated debt. However, the Modified Notes will be effectively subordinated to all future secured debt to the extent of the security on such other indebtedness and to all existing and future obligations of our subsidiaries.

Common Stock: The Common Stock ranks junior with respect to rights upon liquidation, dissolution or winding-up to all of our other securities and indebtedness, including the Notes and the Modified Notes.

Conversion Rights

Notes: Holders may convert their Notes into shares of Common Stock at the applicable conversion rate, at any time prior to stated maturity, in multiples of $1,000 principal amount.  The conversion rate for the Notes is 132.626 shares of Common Stock per $1,000 principal amount of Notes (equal to a conversion price of approximately $7.54 per share), subject to adjustment. Upon conversion, we will have the option to deliver cash, common shares or a combination of cash and common shares. In addition, following certain corporate transactions that occur prior to maturity, we will increase the conversion rate for a holder who elects to convert its Notes in connection with such corporate transactions by a number of additional common shares. You will not receive any additional cash payment or additional shares representing accrued and unpaid interest and additional interest, if any, upon conversion of a Note, except in limited circumstances. Instead, interest will be deemed paid by the common shares and cash, if any, issued to you upon conversion.

Modified Notes: Holders may convert their Modified Notes into shares of Common Stock at the applicable conversion rate, at any time after the closing date of the Modified Notes offering upon three (3) days prior written notice to the Company, in multiples of $1,000 principal amount.  The conversion rate for the Modified Notes will be 250 shares of Common Stock per $1,000 principal amount of Modified Notes (equal to a conversion price of approximately $4.00 per share), subject to adjustment. Upon conversion, we will have the option to deliver cash, common shares or a combination of cash and common shares. In addition, following certain corporate transactions that occur prior to maturity, we will increase the conversion rate for a holder who elects to convert its Modified Notes in connection with such corporate transactions by a number of additional common shares. You will not receive any additional cash payment or additional shares representing accrued and unpaid interest and additional interest, if any, upon conversion of an Amended Note, except in limited circumstances. Instead, interest will be deemed paid by the common shares and cash, if any, issued to you upon conversion.

Common Stock: In February 1999, the shareholders of Gold Reserve Corporation approved a plan of arrangement as a result of which Gold Reserve Corporation became a subsidiary of the Company. Generally, each shareholder of Gold Reserve Corporation received one Class A common share of the Company for each common share owned in Gold Reserve Corporation. Certain U.S. holders elected, for tax reasons, to receive equity units instead of Class A common shares. Each equity unit consists of one Class B common share of the Company and one Gold Reserve Corporation Class B common share, which consideration was substantially equivalent to a Class A common share and is generally immediately convertible into a Class A common share. Holders of Class A common shares and Class B common shares are generally entitled to one vote per share and to vote together as a single class. Equity units, of which 500,236 were issued and outstanding at May 31, 2012, are not listed for trading on any stock exchange, but subject to compliance with applicable federal, provincial and state securities laws, may be transferred.

Voting Rights

Notes: Holders of Notes have no voting rights.

Modified Notes: Holders of Modified Notes have no voting rights.

Common Stock: Each holder of Common Stock is entitled to one vote for each share of Common Stock owned of record on any resolution to be passed at a meeting of shareholders.

Redemption at Holder’s Option

Notes: Holders may require us to purchase all or a portion of their notes on June 15, 2012 at a price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest, if any. In addition, if we experience specified types of fundamental changes, holders may require us to repurchase all or a portion of their notes at a price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest, if any. We may choose to pay the purchase price in connection with a purchase of the notes at the option of the holder or upon a fundamental change in cash, common shares or any combination of cash and common shares.

Modified Notes: If we experience specified types of fundamental changes, holders may require us to repurchase all or a portion of their notes at a price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest, if any. We may choose to pay the purchase price in connection with a purchase of the notes at the option of the holder or upon a fundamental change in cash, common shares or any combination of cash and common shares.

Common Stock: The Common Stock is not redeemable at the holder’s option.

Redemption at Our Option

Notes: The Notes are redeemable by the Company any time until June 15, 2012, in whole or in part, for cash at a price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest to, but excluding, the redemption date, if the closing sale price of the Common Shares on the NYSE-Amex is equal to or greater than 150% of the applicable conversion price then in effect for at least 20 trading days in the period of 30 consecutive trading days ending on the trading day prior to the date of mailing of the notice of redemption. Beginning on June 16, 2012, the Company may, at its option, redeem all or part of the Notes for cash at a price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

Modified Notes: The Company shall have a mandatory obligation to redeem the Modified Notes then outstanding, in whole or in part, for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon (i) the Company’s receipt of payment of a settlement or award with respect to its pending arbitration proceedings related to Venezuela’s expropriation of the Brisas Project (any such settlement or award, the “Arbitration Award”) or (ii) the Company’s receipt of proceeds from sale or other disposition of its mining data (the “Mining Data Sale”), in each case with 20 days’ notice to the Large Noteholders; provided, however, that the Company’s redemption obligations in (i) and (ii) shall be limited to the amount of the proceeds received by the Company (provided, further, that any subsequent receipt of additional proceeds shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full).

The Company may redeem the Modified Notes, in whole or in part upon 20 days’ notice to the Large Noteholders, for shares of Common Stock at the conversion price plus cash for any accrued and unpaid interest if the closing sale price of its common shares is equal to or greater than 200% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days (and, for the avoidance of doubt with respect to the Modified Notes, this provision shall override the provision in the Indenture that permits the Company to redeem the Notes at any time after June 16, 2012).

Common Stock: The Common Stock is not redeemable at our option.

Listing

Notes: The Notes are not listed on any securities exchange or any automated dealer quotation system.

Modified Notes: The Modified Notes will not be listed on any securities exchange or any automated dealer quotation system.

Common Stock: The Common Stock is listed for trading in Canada on the TSX Venture Exchange under the symbol “GRZ.V.”  Prior to February 1, 2012, the shares of Common Stock were traded on the TSX.  The shares are also traded in the United States on the NYSE MKT under the symbol “GRZ.”

Recommendation of the Board

The Board has concluded that the approval of the Proposed Restructuring, as set forth in the Restructuring Agreement, and consummation of the transactions described therein, is in the best interests of the Company.

8.             Interests of Directors, Executive Officers and Affiliates of GR in the Notes.

Pursuant to the Restructuring Agreement, GR’s executive officers and directors will enter into Change of Control Waiver Agreements, whereby such executive officers and directors will waive their rights to receive change of control payments that would otherwise be triggered pursuant to the Proposed Restructuring.

In connection with services to GR, each of GR’s executive officers and directors is a party to stock option, stock unit or restricted stock plans or other arrangements involving the Common Stock.  Except as described above, GR is not and to the knowledge of GR, none of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Put Option or with respect to the Notes, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

A list of the directors and executive officers of GR is attached to this Amended Notice as Annex A.

Except as otherwise disclosed herein, to the knowledge of GR:

•         none of GR or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Notes;

•         none  of the officers or directors of the subsidiaries of GR has any beneficial interest in the Notes;

•         GR will  not repurchase any Notes from such persons; and

•         during the 60 days preceding the date of this Amended Notice, none of GR or its officers, directors or affiliates  has engaged in any transactions in the Notes.

9.             Purchases of Notes by GR.  Each of GR and its affiliates, including its executive officers and directors, are prohibited under applicable U.S. federal securities laws from repurchasing the Notes (or the right to repurchase the Notes) other than through the Put Option until at least the tenth business day after the Repurchase Date.  Following such time, if any Notes remain outstanding, GR and its affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Repurchase Price.  Any decision to purchase Notes after the expiration of the Put Option, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes surrendered for purchase pursuant to the Put Option, the market price of the Common Stock, the business and financial position of GR, and general economic and market conditions.

10.          Certain Material U.S. Federal Income Tax Considerations for U.S. Holders.

Certain U.S. federal income tax considerations.  The following is a summary of certain material U.S. federal income tax considerations relating to the exercise of the Put Option for U.S. Holders (defined below).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder.  In addition, this summary does not take into account the individual facts and circumstances of any particular Holder that may affect the U.S. federal income tax consequences.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any Holder.  Each Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences of the Put Option.

Authorities.   This summary is based on the Code, temporary, proposed and final Treasury Regulations promulgated thereunder, published rulings of the Internal Revenue Service (the "IRS"), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof.  All of the authorities on which this summary is based are subject to differing interpretations and could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  In such event, the U.S. federal income tax consequences applicable to a U.S. Holder could differ from those described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders.  For purposes of this summary, a "U.S. Holder" is a beneficial owner of Notes that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust, if (1) a court within the U.S. can exercise primary supervision over the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996, and validly elected to be treated as a U.S. person.

Non-U.S. Holders.  For purposes of this summary, a "non-U.S. Holder” is a beneficial owner of Notes other than a U.S. Holder.  A non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences (including the potential application of and operation of any income tax treaties) of the Put Option.

U.S. Holders subject to special U.S. federal income tax rules not addressed.  This summary applies only to U.S. Holders that hold the Notes as “capital assets” within the meaning of Section 1221 of the Code, and does not purport to deal with U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) are dealers in securities, commodities or currencies, or U.S. Holders that are traders in securities or commodities that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) are subject to the alternative minimum tax under the Code; (f) own Notes as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) acquired Notes in connection with the exercise of employee stock options or otherwise as compensation for services; (h) hold the Notes other than as capital assets within the meaning of Section 1221 of the Code; or (i) own (directly, indirectly, or constructively) 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the Put Option.

If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.  This summary does not address partnerships or partners in partnerships.  A person that is a partner in a partnership holding the Notes should consult its own financial advisor, legal counsel or accountant regarding the tax consequences of the Transactions.

Tax consequences other than U.S. federal income tax consequences to U.S. Holders not addressed.  Other than the discussion of certain Canadian tax consequences set forth below, this summary does not address the consequences arising under U.S. federal estate, gift, or excise tax laws or the tax laws of any applicable foreign, state, local or other jurisdiction.  Each Holder should consult its own financial advisor, legal counsel, or accountant regarding the consequences of any of these laws on the Put Option.  In addition, this summary does not address the U.S. tax consequences to non-U.S. Holders.  Each non-U.S. Holder should consult its tax financial advisor, legal counsel, or accountant regarding the U.S. tax consequences of the Put Option.

We have determined that we are a "passive foreign investment company" under the U.S. Internal Revenue Code and, as a result, there may be adverse U.S. tax consequences for U.S. Holders.  U.S. Holders should be aware that we have determined that we were a "passive foreign investment company" (a "PFIC") under Section 1297(a) of the Code for the taxable year ended December 31, 2007, when the Notes were issued, we have continued to be a PFIC since that time, we expect to be a PFIC for the taxable year ending December 31, 2012, and for the foreseeable future.  As a result, a U.S. Holder generally will be subject to adverse U.S. federal income tax consequences as described more fully below.

                Put Option

A U.S. Holder generally will recognize a gain (subject to the market discount rules discussed in “— Market Discount and Amortizable Bond Premium,” below) or loss on the surrender of a Note pursuant to the Put Option in an amount equal to the difference between (1) the amount of cash and the fair market value of property received for such Note (other than the portion that is properly allocable to accrued but unpaid interest, which portion will be treated interest income), and (2) the U.S. Holder’s “adjusted tax basis” for such Note at the time of sale. Generally, a U.S. Holder’s adjusted tax basis for a Note will be equal to the cost of the Note to such U.S. Holder. If applicable, a U.S. Holder’s tax basis in a Note also will be increased by any market discount previously included in income by such U.S. Holder pursuant to an election to include market discount in gross income currently as it accrues, and reduced by any amortizable bond premium which the U.S. Holder has previously elected to deduct. (See “— Market Discount and Amortizable Bond Premium,” below)  Any cash received for accrued but unpaid interest generally will be taxable to the U.S. Holder as ordinary interest income to the extent not previously included in gross income as interest income.

If the U.S. Holder recognizes a gain, since the Company is, and has been, a PFIC since the Notes were issued, a U.S. Holder generally will be liable to pay U.S. federal income tax at the highest tax rate on ordinary income in effect for each year to which the income is allocated plus interest on the tax, as if the gain had been recognized ratably over each day in the U.S. Holder's holding period for the Notes while the Company was a PFIC.  If the Notes are sold at a loss, the loss should be a capital loss be treated as short or long term capital loss depending on whether the U.S. Holder has held the Notes for less or more than one year.  The deductibility of capital losses are subject to various limitations.

Market Discount and Amortizable Bond Premium

                A U.S. Holder that acquired a Note at a “market discount,” that is, at a price less than the Notes' stated redemption price at maturity (generally, the sum of all payments required under the Notes other than payments of stated interest), may be affected by the market discount rules of the Code.  Subject to a de minimis exception, the market discount rules generally require a U.S. Holder who acquired the Notes at a market discount to treat any principal payment on the Notes and any gain recognized on any disposition of the Notes as ordinary income to the extent of the accrued market discount, not previously included in income, at the time of the principal payment or the disposition of the Notes.  In general, the amount of market discount that has accrued is determined on a straight-line basis over the remaining term of Notes as of the time of acquisition, or, at the election of the U.S. Holder, on a constant yield basis.  An election to apply the constant yield method applies only to the Notes with respect to which it is made and it may not be revoked.

                A U.S. Holder of the Notes acquired at a market discount also may elect to include the market discount in income as it accrues, rather than deferring the income inclusion until the time of a principal payment or the disposition of the Notes.  If a U.S. Holder so elects, the rules discussed above with respect to ordinary income recognition resulting from the payment of principal on the Notes would not apply, and the U.S. Holder’s tax basis in the Notes would be increased by the amount of the market discount included in income at the time it accrues.  However, because the Company has been and expects to continue to be a PFIC, any gain on the disposition of the Notes will nonetheless still be treated as ordinary income as discussed above.  This election would apply to all market discount obligations acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies and could not be revoked without the consent of the IRS.

                A U.S. Holder may be required to defer until maturity of the Notes (or, in certain circumstances, its earlier disposition) the deduction of all or a portion of the interest expense attributable to debt incurred or continued to purchase or carry the Notes with market discount, unless the U.S. Holder elects to include market discount in income on a current basis.

                If a U.S. Holder acquired the Notes for a price that exceeded the Notes' stated redemption price at maturity, the U.S. Holder generally will be considered to have acquired the Notes with “amortizable bond premium.”  A U.S. Holder may elect to amortize amortizable bond premium on a constant yield basis.  The amount amortized in any year generally will be treated as a deduction against the U.S. Holder’s interest income on the Notes.  If the amortizable bond premium allocable to a year exceeds the amount of interest income allocable to that year, the excess is allowed as a deduction for that year but only to the extent of the U.S. Holder’s prior inclusions of interest income (net of any deductions for bond premium) with respect to the Notes.  The premium on the Notes held by a U.S. Holder that does not make the amortization election will decrease the gain or increase the loss otherwise recognizable on the disposition of the Notes.  The election to amortize the premium on a constant yield basis generally applies to all bonds held by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Information Reporting; Backup Withholding Tax

In general, interest payments and proceeds from the disposition of the Notes paid by a U.S. paying agent or other U.S. intermediary to a non-corporate U.S. Holder may be subject to information reporting to the IRS and possible U.S. backup withholding (currently imposed at a rate of 28%). Backup withholding generally would not apply to a U.S. Holder that timely furnishes a correct taxpayer identification number and makes any other required certifications or if the U.S. Holder is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) or a substitute Form W-9.

Amounts withheld as backup withholding may be credited against the U.S. Holder’s U.S. federal income tax liability. Additionally, a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding regime by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

The foregoing summary does not discuss all aspects of U.S. taxation that may be relevant to particular U.S. Holders in light of their particular circumstances and income tax situations.  U.S. Holders should consult their own financial advisors, legal counsels, or accountants as to the particular tax consequences to them of the Put Option, including the effect of any U.S. federal, state, local, foreign or other tax laws.

11.          Certain Material Canadian Federal Income Tax Considerations.

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations applicable to a holder of Notes in respect of the exercise of the Put Option.

This summary is based upon the current provisions of the Income Tax Act (Canada) and the regulations thereunder (the “Canadian Tax Act”), specific proposals to amend the Canadian Tax Act (the “Tax Proposals”) which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, and an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed in this prospectus. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed in this prospectus.

This summary is of a general nature only and is limited to Canadian federal income tax considerations.  This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any particular prospective purchaser are made. Accordingly, Holders should consult their own tax advisors for advice with respect to the tax consequences to them of exercising their Put Option, including the application and effect of other tax laws of any country, province, state or local tax authority.

For the purposes of the Canadian Tax Act all amounts arising in respect of the Notes must generally be translated into Canadian dollars based on the noon day rate quoted by the Bank of Canada or another rate of exchange that is acceptable to the Minister of National Revenue (Canada).

Holders resident in Canada

This portion of the summary is applicable only to a Holder who, at all relevant times, for the purposes of the Canadian Tax Act  (i) is resident in Canada; (ii) deals at arm’s length and is not affiliated with the Company; and (iii) holds Notes  (a  “Resident Holder”). Any Notes will generally be considered to be capital property to a Resident Holder unless the Resident Holder holds such Notes in the course of carrying on a business or has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain Resident Holders whose Notes might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Canadian Tax Act to have the Notes and every other “Canadian security” (as defined by the Canadian Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Holders should consult their own advisors in light of their own circumstances in determining whether the Notes,  will be capital property to them for purposes of the Canadian Tax Act.

This summary is not applicable to a Resident Holder that is a “financial institution” (as defined in the Canadian Tax Act for purposes of the mark-to-market rules), a Resident Holder that is a “specified financial institution”, a Resident Holder an interest in which is a “tax shelter investment” (all as defined in the Canadian Tax Act) or a Resident Holder that has made an election to use a functional currency other than Canadian dollars for purposes of the Canadian Tax Act.  Such Resident Holders should consult their own tax advisors having regard to their particular circumstances.

                Disposition of Notes pursuant to exercise of Put Option

On the disposition of a Note pursuant to the  Exercise of the Put Option, a Resident Holder will generally be required to include in income the amount of interest accrued or deemed to accrue on the Note from the date of the last interest payment to the date of disposition, to the extent that such amount has not otherwise been included in the Resident Holder’s income for the taxation year or a previous taxation year. In addition, the disposition will give rise to a capital gain (or capital loss) on the Note to the extent that the proceeds of disposition, net of any accrued interest and any other amount included in computing income and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Note to the Resident Holder immediately before the disposition.  Such capital gain or loss will be treated as described below under “Tax treatment of capital gains and losses”.

                Tax treatment of capital gains and losses

One-half of the amount of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year generally must be included in the Resident Holder’s income for that year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year may generally be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Canadian Tax Act.

Holders not resident in Canada

This portion of the summary is applicable to a Holder who, at all relevant times for purposes of the Canadian Tax Act, (i) is not resident or deemed to be resident in Canada, (ii) deals at arm’s length with the Company, (iii) holds Notes as capital property and (iv) does not use or hold, and is not deemed to use or hold such Notes in the course of carrying on, or otherwise in connection with, a business in Canada (a “Non-Resident Holder”). Any Notes will generally be considered to be capital property to a Non-Resident Holder unless the Non-Resident Holder holds such Notes in the course of carrying on a business or has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Except as expressly provided, this summary does not deal with special situations, such as particular circumstances of traders or dealers in securities, tax exempt entities, insurers, and financial institutions.

Disposition of Notes pursuant to exercise of Put Option

A Non-Resident Holder will not be subject to any non-resident withholding tax and, provided that the Notes do not constitute “taxable Canadian property”  for the purposes of the Canadian Tax Act will not be subject to any other Canadian income tax, in respect of any payment by the Company to the Non-Resident Holder pursuant to the exercise of the Put Option and resulting disposition of the Notes.

Provided that Common Shares are listed on a “designated stock exchange”  (which currently includes the TSX), the Notes held by a particular Non-Resident Holder generally will not constitute taxable Canadian property unless at any time during the five-year period immediately preceding the disposition of the Notes (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with such persons, owned 25% or more of the issued shares of any class or series of the Company’s capital stock and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from certain resource properties, timber resource properties or real or immovable properties situated in Canada (or a combination thereof).

12.          Additional Information.  GR is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the SEC.  Such reports and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, Washington D.C. 20549.  Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov. Also, the Company files reports and other announcements with the Canadian securities regulatory agencies, which can be viewed on-line at www.sedar.com.

GR has filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e)(4) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Put Option.  The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The documents listed below contain important information about GR and its financial condition.

•              GR’s annual report on Form 10-K for its fiscal year ended December 31, 2012;

•              GR’s reports on Form 6-K filed on May 30, 2012 and May 31, 2012;

•              All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above; and

•              The description of Capital Stock set forth in the Registration Statement on Form F-10 (File No. 333-142655) filed on May 7, 2007 including any amendment or report filed with the SEC for the purpose of updating such description.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

13.          No Solicitations.  GR has not employed any persons to make solicitations or recommendations in connection with the Put Option.

14.          Definitions.  All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

15.          Conflicts.  In the event of any conflict between this Amended Notice and the accompanying Repurchase Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

None of GR or its board of directors or employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Notes for repurchase  pursuant to this Amended Notice.  Each Holder must make his, her or its own decision whether to surrender his, her or its Notes for repurchase and, if so, the principal amount of Notes to surrender based on their own assessment of current market value and other relevant factors.

GOLD RESERVE INC.

June 11, 2012

ANNEX A

BOARDS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names of each of the members of GR’s board of directors and executive officers.

Name	Position Held
Rockne J. Timm	Chief Executive Officer and Director
A. Douglas Belanger	President and Director
Robert A. McGuinness	Vice President Finance and Chief Financial Officer
Mary E. Smith	Vice President Administration and Secretary
James P. Geyer	Director
James H. Coleman	Q.C., Director
Patrick D. McChesney	Director
Chris D. Mikkelsen	Director
Jean Charles Potvin	Director

A-1

NR-12-06

Gold Reserve Announces Amendment No. 2 to Tender Offer Notice of Right of Repurchase
for 5.50% Senior Subordinated Convertible Notes due 2022 and
Changes to Proposed Restructuring for Noteholders

SPOKANE, WASHINGTON June 11, 2012

Gold Reserve Inc. (TSX VENTURE:GRZ) (NYSE-MKT:GRZ) (the “Company”) announced today that it is notifying holders (“Holders” or “Noteholders”) of its 5.50% Senior Subordinated Convertible Notes due 2022 (the “Notes”) that the Company is modifying the Notice of Right of Repurchase and its terms which were announced on May 17, 2012 and June 1, 2012. On May 17, 2012 the Company announced that it had agreed with Holders of 87.8% of the notes (“Large Noteholders”) to restructure their Notes, subject to shareholder approval and such consents as may be required under the Indenture, that will allow the Company to restructure the Notes with a combination of cash, common shares, modified terms for the remaining balance of the Notes and a contingent value right. The Company had offered the terms of that restructuring arrangement ("Proposed Restructuring") to all remaining Noteholders such that the Holders of the remaining 12.2% of the Notes would have the opportunity to elect to have their Notes repurchased for 100% cash pursuant to the Put Option described below or accept the same arrangement as was agreed with the Large Noteholders, which was referred to as the Alternative Transaction.

Amendment No. 2 is being filed to withdraw, at this time, the Alternative Transaction that was announced on June 1, 2012 for the remaining 12.2% of the Noteholders. The Put Option for 100% cash continues to be available upon the terms initially described in the Schedule TO filed on May 17, 2012. The Company intends to offer the Alternative Transaction as soon as reasonably practicable but no sooner than 10 business days after the expiration of the Put Option, subject to applicable legal requirements and compliance with the terms of Indenture.

As required by the Indenture (the “Indenture”), dated May 18, 2007, by and among the Company and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee (“Trustee”) and the Co-Trustee named therein, the Company offered to each Holder the right to sell (the “Put Option”), upon the terms and subject to the conditions set forth in the Indenture, the Notes, for cash, to the Company. The Put Option remains available to the Holders. The Put Option for cash will expire at 5:00 p.m., New York City time, on June 15, 2012.

The Company intends to consummate its previously announced agreement with the Large Noteholders.  The Holders of the remaining 12.2% of the Notes Holders will not have the opportunity to participate in the Proposed Restructuring at this time. However, the Company intends to offer to all such Holders an opportunity to participate in the Proposed Restructuring as soon as reasonably practicable but no sooner than 10 business days after the expiration of the Put Option, subject to applicable legal requirements and compliance with the terms of Indenture.

Following the expiration of the Put Option and the expiration of the subsequent offer the Company intends to make to Holders other than the Large Noteholders, the Company intends to redeem all Notes that have not been repurchased pursuant to the Put Option or restructuring pursuant to the Proposed Restructuring as soon as practicable, subject to applicable legal requirements and compliance with the terms of Indenture.

For further information please refer directly to the Schedule TO Amendment No. 2 and all other related filings for further details at www.goldreserveinc.com, www.sedar.com or www.sec.gov.

For Further information contact:

A. Douglas Belanger

President

Gold Reserve Inc

info@goldreserveinc.com

(800) 625 9550

(509) 623 1500